Exhibit 99.1

GOLD ROYALTY Publishes 2023 Sustainability Report and Updated Asset Handbook

Vancouver, British Columbia – June 5, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the publication of its second annual Sustainability Report and Asset Handbook.

David Garofalo, Chairman and CEO of Gold Royalty, commented, “Our 2023 Sustainability Report and updated Asset Handbook highlight Gold Royalty’s exceptional growth and the Company’s exciting outlook ahead. 2023 through to the beginning of this year have been transformational for the Company as our recent acquisitions supplement the cash flow of our cornerstone development stage assets. Not only have we bolstered the strength of our portfolio, but we have done so while remaining steadfast in our commitment to sustainability and responsible resource development. This is evident through the Borborema transaction in December 2023, where Gold Royalty committed up to $300,000 in sustainability-linked contributions to Aura Minerals to benefit communities where their project is located. This is a novel practice we aim to incorporate in our future project financing transactions. We are pleased to share these reports with our investors and stakeholders and we are confident they will assist you in understanding the fundamental value of our assets and our commitment to building a sustainable long-term business.”

2023 Sustainability Report

Gold Royalty is proud of its numerous sustainability accomplishments in 2023, with a variety of initiatives that have supported business growth, enhanced corporate governance, and advanced our ESG performance. These include:

●	Announced inaugural sustainability-linked co-investment of $300,000 provided to enhance the sustainability impact at the Borborema mine.
●	Gold Royalty’s portfolio had a carbon intensity of 0.25 T CO2E/GEO, representing one of the lowest carbon intensities in the royalty and streaming sector.
●	Contributed to diverse community causes, including arts, culture, scholarships, and mental health.
●	Reviewed 100% of new royalty and streaming agreements and opportunities through our enhanced ESG due diligence process.

2024 Asset Handbook

The 2024 Asset Handbook provides a comprehensive overview of our diverse royalty portfolio and the key assets fueling our growth. In 2023, Gold Royalty supplemented its portfolio with the acquisition of the Borborema and Cozamin royalties, in addition to acquiring a package of royalties in Québec from SOQUEM. These assets build upon our long-term growth outlook driven by cornerstone royalties at Odyssey, Côté, and REN. The Gold Royalty portfolio also continues to provide unparalleled optionality to the exploration upside of our operating partners; now with over 80 operating partners covering over 240 royalties which have cumulatively had approximately 2 million meters of drilling conducted on them since 2021.

The 2023 Sustainability Report and 2024 Asset Handbook are available on Gold Royalty’s website: www.goldroyalty.com

Investor Day

Gold Royalty’s management team will host a virtual investor day on June 12, 2024 from 9:00 am PT to 11:00 am PT to provide a strategic update of Gold Royalty’s business, a review of its assets and to review the Company’s updated Sustainability Report and Asset Handbook.

To register for the 2024 investor day webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GROY-Virtual-Investor-Day

A replay of the event will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the Company’s plans and strategies and its expectations regarding, including the expected benefits of, the Company’s existing portfolio and future project financing transactions. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including the Company’s ability to finance future growth and acquisitions and the parties’ ability to identify and complete investment opportunities. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law